UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F     ☐

Concord Healthcare Announces Change of Executive Director

Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM) and a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced certain changes to its board of directors.

At the annual general meeting held on May 11, 2026, Mr. Wei Jiang ("Mr. Jiang") was appointed as an executive director of the board of directors of Concord Healthcare, succeeding Ms. Xiao Fu, who resigned upon reaching retirement age. Mr. Jiang currently serves as the president of Concord Healthcare. In addition, at the employee representatives' meeting held on the same day, Ms. Li Jiang ("Ms. Jiang") was elected as an employee director of the board of directors of Concord Healthcare. Ms. Jiang currently serves as an investor relations manager of Concord Healthcare.

Separately, Mr. Liang Chang resigned from his position as an executive director of Concord Healthcare due to personal career planning considerations, effective May 11, 2026.

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s annual report on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: May 13, 2026